UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Stellantis N.V.

(Name of Issuer)

Common Shares, nominal value €0.01 per share

(Title of Class of Securities)

N82405106

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

6/8 Boulevard Haussmann

75009 Paris

France

+33 1 53 89 55 73

With copy to:

John C. Partigan

Lloyd H. Spencer

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

((Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. N82405106
1	Name of Reporting Person Bpifrance Participations S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0

		8	Shared Voting Power 192,703,907 Common Shares; 385,407,814 Voting Rights (1)

		9	Sole Dispositive Power 0

		10	Shared Dispositive Power 192,703,907 Common Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 192,703,907 Common Shares; 385,407,814 Voting Rights (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.1% of the Common Shares; 9.6% of the Voting Rights (2)

14	Type of Reporting Person (See Instructions) OO

(1) Bpifrance Participations S.A. participates in the loyalty voting program of Stellantis N.V. (“Stellantis” or the “Issuer”), which enables qualifying common shareholders to hold one class A special voting share for each qualifying Common Share they hold. Each class A special voting share is entitled to one vote, therefore attributing, in effect, double voting rights to the associated qualifying Common Share. The class A special voting shares have only de minimis economic entitlements, in compliance with Dutch law and they are transferrable only in very limited circumstances together with the associated Common Share.

(2) Percentage calculated based on 3,165,189,336 Common Shares outstanding as of January 26, 2024 as provided by the Issuer and 4,000,395,654 Voting Rights outstanding as of January 26, 2024.

Page 2 of 13 Pages

CUSIP No. N82405106
1	Name of Reporting Person Bpifrance S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0

		8	Shared Voting Power 192,703,907 Common Shares; 385,407,814 Voting Rights (1)

		9	Sole Dispositive Power 0

		10	Shared Dispositive Power 192,703,907 Common Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 192,703,907 Common Shares; 385,407,814 Voting Rights (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.1% of the Common Shares; 9.6% of the Voting Rights (2)

14	Type of Reporting Person (See Instructions) OO

(1) Bpifrance S.A. indirectly owns the Common Shares and participates in the loyalty voting program of Stellantis, which enables qualifying common shareholders to hold one class A special voting share for each qualifying Common Share they hold. Each class A special voting share is entitled to one vote, therefore attributing, in effect, double voting rights to the associated qualifying Common Share. The class A special voting shares have only de minimis economic entitlements, in compliance with Dutch law and they are transferrable only in very limited circumstances together with the associated Common Share.

(2) Percentage calculated based on 3,165,189,336 Common Shares outstanding as of January 26, 2024 as provided by the Issuer and 4,000,395,654 Voting Rights outstanding as of January 26, 2024.

Page 3 of 13 Pages

CUSIP No. N82405106
1	Name of Reporting Person Caisse des dépôts et consignations
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0

		8	Shared Voting Power 203,928,183 Common Shares; 396,632,090 Voting Rights (1)

		9	Sole Dispositive Power 0

		10	Shared Dispositive Power 203,928,183 Common Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 203,928,183 Common Shares; 396,632,090 Voting Rights (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.4% of the Common Shares; 9.9% of the Voting Rights (2)

14	Type of Reporting Person (See Instructions) OO

(1) Caisse des dépôts et consignations (“CDC”) indirectly owns the Common Shares and participates in the loyalty voting program of Stellantis, which enables qualifying common shareholders to hold one class A special voting share for each qualifying Common Share they hold. Each class A special voting share is entitled to one vote, therefore attributing, in effect, double voting rights to the associated qualifying Common Share. The class A special voting shares have only de minimis economic entitlements, in compliance with Dutch law and they are transferrable only in very limited circumstances together with the associated Common Share.

(2) Percentage calculated based on 3,165,189,336 Common Shares outstanding as of January 26, 2024 as provided by the Issuer and 4,000,395,654 Voting Rights outstanding as of January 26, 2024.

Page 4 of 13 Pages

CUSIP No. N82405106
1	Name of Reporting Person EPIC Bpifrance
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0

		8	Shared Voting Power 192,703,907 Common Shares; 385,407,814 Voting Rights (1)

		9	Sole Dispositive Power 0

		10	Shared Dispositive Power 192,703,907 Common Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 192,703,907 Common Shares; 385,407,814 Voting Rights (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.1% of the Common Shares; 9.6% of the Voting Rights (2)

14	Type of Reporting Person (See Instructions) OO

(1) EPIC Bpifrance indirectly owns the Common Shares and participates in the loyalty voting program of Stellantis, which enables qualifying common shareholders to hold one class A special voting share for each qualifying Common Share they hold. Each class A special voting share is entitled to one vote, therefore attributing, in effect, double voting rights to the associated qualifying Common Share. The class A special voting shares have only de minimis economic entitlements, in compliance with Dutch law and they are transferrable only in very limited circumstances together with the associated Common Share.

(2) Percentage calculated based on 3,165,189,336 Common Shares outstanding as of January 26, 2024 as provided by the Issuer and 4,000,395,654 Voting Rights outstanding as of January 26, 2024.

Page 5 of 13 Pages

Amendment No. 1 to Schedule 13D

This Amendment No. 1 (“Amendment”) is being filed by Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), Bpifrance S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance”), Caisse des dépôts, a French special public entity (établissement spécial) (“CDC”) and EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC” ) (collectively, the “Reporting Persons”) pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment amends and supplements the Schedule 13D filed by the Reporting Persons and Lion Participations S.A.S. (“Lion Participations”) relating to Common Shares (as defined below) of the Issuer (as defined below) filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2021 (collectively, as amended, the “Schedule 13D”).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Amendment relates to the Ordinary Shares, nominal value €0.01 per share (the “Common Shares”) of Stellantis N.V. (the “Issuer”). The Issuer’s principal executive offices are located at Taurusavenue 1, 2132LS, Hoofddorp, the Netherlands.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a) This Amendment is filed jointly by

i.	Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France,

ii.	Bpifrance S.A., a société anonyme incorporated under the laws of the Republic of France,

iii.	Caisse des dépôts et consignations, a French special public entity (établissement spécial), and

iv.	EPIC Bpifrance, a French public institution of industrial and commercial nature.

Effective June 11, 2021, Lion Participations, a wholly owned subsidiary of Bpifrance Participations, merged into Bpifrance Participations, resulting in the transfer of ownership of 192,703,903 Common Shares from Lion Participations to Bpifrance Participations.

(b) The principal address for Bpifrance Participations, Bpifrance and EPIC is 27-31 avenue du Général Leclerc 94710 Maisons-Alfort Cedex, France. The principal address for CDC is 56, rue de Lille, 75007 Paris, France.

(c) Attached as Appendices A, B, C and D is information concerning the executive officers and directors of Bpifrance Participations, Bpifrance, CDC and EPIC, respectively, which is incorporated by reference into this Item 2.

(d)-(e) None of the Reporting Persons, nor, to the best of their knowledge, any of the persons named in Appendices A, B, C and D attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 6 of 13 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

As described in more detail in Item 4 below, Bpifrance Participations is participating in the loyalty voting structure of Stellantis. Accordingly, Bpifrance Participations received 192,703,903 class A special voting shares on January 26, 2024. Pursuant to the Special Voting Shares Terms and Conditions, the allocation of class A special voting shares to Bpifrance was effectuated for no consideration.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Stellantis Articles of Association include a loyalty voting structure. The loyalty voting structure grants long-term shareholders an extra voting right through a special voting share, without entitling such shareholders to any economic rights additional to those associated with the Common Shares. Shareholders of Stellantis may at any time elect to participate in the loyalty voting structure by requesting that Stellantis registers all or part of their Common Shares in a separate register (the “Loyalty Register”). Common Shares registered in the Loyalty Register may not be traded in the regular trading systems. Holders of Common Shares that have been registered in the Loyalty Register for an uninterrupted period of three years become eligible to receive one class A special voting share for each Common Share so registered. The terms of the loyalty voting structure are described in more detail in the Stellantis Articles of Association and the Special Voting Shares Terms and Conditions.

Any transfer or disposal of Stellantis Common Shares with which class A special voting shares are associated would trigger the de-registration of such Common Shares from the Loyalty Register and the transfer of all relevant class A special voting shares to Stellantis. The special voting shares are not listed on the NYSE, MTA or Euronext Paris and are not transferrable or tradable. Pursuant to the Special Voting Shares Terms and Conditions, no shareholder shall, directly or indirectly: (a) sell, dispose of or transfer any special voting share or otherwise grant any right or interest in any special voting share, other than as permitted pursuant to the Articles of Association or the Special Voting Shares Terms and Conditions; or (b) create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over any special voting share or any interest in any special voting share. The sole purpose of the special voting shares is to implement the loyalty voting structure under Dutch law whereby eligible electing shareholders effectively receive two votes for each qualifying Common Share held by them subject to the Special Voting Shares Terms and Conditions.

Pursuant to the Stellantis loyalty voting structure and subject to the Special Voting Shares Terms and Conditions, Bpifrance Participations received 192,703,903 class A special voting shares on January 26, 2024.

Except as set forth in the Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the matters described in Item 4(a)-(j) of Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, (i) Bpifrance Participations (A) holds directly 192,703,903 Common Shares, which represents approximately 6.1% of the Issuer’s outstanding Common Shares, and (B) has the right to direct the voting with respect to 192,703,903 Common Shares and 192,703,903 class A special voting shares, giving Bpifrance Participations an effective voting interest of approximately 9.6% of the total voting power, and (ii) CDC (A) holds indirectly, through other subsidiaries, 11,224,276 Common Shares, which represents less than 1.0% of the Issuer’s outstanding Common Shares and indirectly, through its joint ownership of Bpifrance, 192,703,903 Common Shares, which represents approximately 6.1% of the Issuer’s outstanding Common Shares, and (B) indirectly has the right to direct the voting with respect to 203,928,183 Common Shares and indirectly 192,703,903 class A special voting shares, giving CDC an effective voting interest of approximately 9.9% of the total voting power.

Page 7 of 13 Pages

As of the date hereof, neither Bpifrance nor EPIC holds any Common Shares directly. Bpifrance may be deemed to be the beneficial owner of 192,703,903 Common Shares and have the right to direct the voting with respect to 192,703,903 Common Shares and 192,703,903 class A special voting shares, indirectly through its 99.99% ownership of Bpifrance Participations. EPIC may be deemed to be the beneficial owner of 192,703,903 Common Shares and have the right to direct the voting with respect to 192,703,903 Common Shares and 192,703,903 class A special voting shares, indirectly through its joint ownership and control of Bpifrance.

The percentages set forth in this Item 5 are based on 3,165,189,336 Common Shares outstanding as of January 26, 2024 as provided by the Issuer. The percentage of total voting power is based on 4,000,395,654 Voting Rights outstanding as of January 26, 2024.

(a) and (b) Items 7 through 11 and 13 of the cover page of this Amendment and the footnotes thereto are incorporated herein by reference.

(c) Except as disclosed in Item 4 above, which is incorporated herein by reference, there have been no reportable transactions with respect to the Common Shares of the Issuer within the last 60 days by the Reporting Persons, or, to the best of their knowledge, any of the persons referred to in Appendices A, B, C and D to Item 2.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit		Description

99.1	-	Joint Filing Agreement (Incorporated by reference from Exhibit 1 to Schedule 13D filed on January 25, 2021.)

Page 8 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2024	Bpifrance Participations S.A.

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Bpifrance S.A.

	By:	/s/ Boubakar Dione
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

Caisse des dépôts

	By:	/s/ Laurence Giraudon
	Name:	Laurence Giraudon
	Title:	Chief Operating Officer, Finance and Operations Department, Asset Management Division

EPIC Bpifrance

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Page 9 of 13 Pages

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance
MARION CABROL	Director, Investment manager at the Department of strategic holdings at Caisse des Dépôts
REMI FOURNIAL	Director, Head of M&A at Group Caisse des Dépôts
FREDERIC SAINT-GEOURS	Director, Director of Société nationale SNCF
FRENCH STATE	vacant
CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)
CHLOE MAYENOBE	Director, Chief Growth Officer and General Representative at Solarisbank
CAROLINE PAROT	Director, CEO of Europcar Mobility Group
ARNAUD DELAUNAY	Director, deputy Director for Innovation in the General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Chief Executive Officer
JOSÉ GONZALO	Executive Director
PIERRE BENEDETTI	Chief Financial Officer

Page 10 of 13 Pages

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Director, Chairman, Chief Executive Officer of the Caisse des Dépôts
NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance and Director, Chairman and Chief Executive Officer of Bpifrance Participations
ALEXIS ZAJDENWEBER	Director, Chairman of the Agence des Participations de l'Etat (French State Shareholding Agency)
MARIE DELEAGE	Director representing the employees of Bpifrance
PHILIPPE BAYEUX	Director representing the employees of Bpifrance
PIERRE-ANDRE DE CHALENDAR	Director, Chairman of Saint-Gobain
CLAIRE DUMAS	Director, Finance Director at Société Générale
SOPHIE STABILE	Director, CFO at Groupe Lagardère
ANNE LAURENT	Director, Deputy Director of the Ecole nationale superieure des mines de Paris
ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts
HAROLD HUWART	Director, Vice-president of the Regional Council of Centre-Val-de-Loire, in charge of the economy, farming and associations
MARION CABROL	Director, Investment manager in the Department of strategic holdings at Caisse des Dépôts
STEPHANIE PERNOD	Director, Vice-president of the Regional Council of Auvergne-Rhône-Alpes, in charge of the economy, relocation, regional and digital preference
NATHALIE TUBIANA	Director, Head of finance and sustainable policy of Caisse des Dépôts Group
CLAIRE CHEREMETINSKI	Director, Advisor to the Director of the French Treasury
THOMAS LESUEUR	Director, General commissioner for sustainable development

Page 11 of 13 Pages

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des dépôts are set forth below. The business address of each director and executive officer is Caisse des dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Chief Executive Officer of Caisse des Dépôts
OLIVIER SICHEL	Executive Vice-President of Caisse des dépôts and Director of Banque des Territoires
NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance
VIRGINIE CHAPRON-DU JEU	Risk Director of Caisse des Dépôts Group
PIERRE CHEVALIER	Head of Legal, Tax and Compliance Department
NATHALIE TUBIANA	Head of finance and sustainable policy of Caisse des Dépôts Group
OLIVIER MAREUSE	Director of Assets Management - Director of Savings Funds at Caisse des Dépôts
CATHERINE MAYENOBE	Deputy Chief Executive, Operations and Business Transformation Director of Caisse des Dépôts Group
SOPHIE QUATREHOMME	Group Corporate Communications Director
MICHEL YAHIEL	Pensions and Solidarity Director
ANTOINE SAINTOYANT	Director of strategic holdings at Caisse des Dépôts
MARIE-LAURE GADRAT	Chief of staff to the Chief Executive Director
AURELIE ROBINEAU-ISRAĒL	Caisse des Dépôts Group Human Resources Director

Page 12 of 13 Pages

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
CHRISTIAN BODIN	Director, Chairman, Chief Executive Officer of EPIC Bpifrance
ESTELLE DHONT-PELTRAULT	Director, assistant to the Head of the Innovation, Technology Transfer and Regional Action Department in the General Directorate for Research and Innovation
ARMEL CASTETS	Director, acting Deputy Director of Corporate Finance and Financial Markets at the French Treasury
ARNAUD WIEBER	Director, Head of the office for Energy, Investments, Industry and Innovation in the General Directorate for Budget of the Ministry of Economy and Finance
EMMANUELLE BENHAMOU	Director, Deputy at the audit and accounting department of the Agence des Participations de l'Etat (French State Shareholding Agency)
GERALDINE LEVEAU	Director, Deputy General Secretary for Public Investment
DAVID HELM	Director, Head of Innovation Financing and Intellectual Property in the General Directorate for Companies of the Ministry of Economy and Finance

Page 13 of 13 Pages